# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evolution Metals & Technologies Corp., CIK 0001866226
CUSIP: 30054B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4040 NE 2nd Ave, Ste 348, Miami, Florida (FL), 33137
Date of event which requires filing of this statement: 01/05/2026
Filed by CIK 0002107195
Persons authorized to receive notices and communications: Nicole Garcia, 4040 NE 2nd Ave, Ste 348, Miami, Florida (FL), 33137, 561-225-3205

## Reporting persons
- Good Earth 1000, LLC (CIK 0002107195): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 63,421,535; shared voting power 0; sole dispositive power 63,421,535; shared dispositive power 0; aggregate amount beneficially owned 63,421,535 (10.69% of the class)
  Comment: As to Item 4 immediately above, the shares of common stock held by the Reporting Person were issued as merger consideration (the "Merger Consideration Shares") as a result of the consummation of that certain business combination ("Business Combination") as disclosed in the Issuer's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 9, 2026. As to Items 7, 9, and 11 immediately above, the shares beneficially owned represent 63,421,535 shares of the Issuer's common stock directly beneficially owned by Good Earth 1000, LLC. Nicole Garcia may be deemed the beneficial owner of the shares held by Good Earth 1000, LLC, as Nicole Garcia, is the Manager of Good Earth 1000, LLC, and Nicole Garcia, has sole voting and dispositive power over the shares. As to Item 13 immediately above, the percentage is based on 593,349,852 common stock shares issued and outstanding as disclosed in the Issuer's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 9, 2026. As to Item 14, immediately above, the type of reporting person is Limited Liability Company organized under the laws of Nevada.
- Nicole Garcia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 63,421,535; shared voting power 0; sole dispositive power 63,421,535; shared dispositive power 0; aggregate amount beneficially owned 63,421,535 (10.69% of the class)
  Comment: As to Item 4 immediately above, the shares of common stock held by the Reporting Person were issued as merger consideration (the "Merger Consideration Shares") as a result of the consummation of that certain business combination ("Business Combination") as disclosed in the Issuer's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 9, 2026. As to Items 7, 9, and 11 immediately above, the shares beneficially owned represent 63,421,535 shares of the Issuer's common stock directly beneficially owned by Good Earth 1000, LLC. Nicole Garcia may be deemed the beneficial owner of the shares held by Good Earth 1000, LLC, as Nicole Garcia, is the Manager of Good Earth 1000, LLC, and Nicole Garcia, has sole voting and dispositive power over the shares. As to Item 13 immediately above, the percentage is based on 593,349,852 common stock shares issued and outstanding as disclosed in the Issuer's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Evolution Metals & Technologies Corp.
Address of issuer's principal executive offices: 4040 NE 2nd Ave, Ste 348, Miami, Florida (FL), 33137
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Nicole Garcia and Good Earth 1000, LLC (the "Good Earth") (together, the "Reporting Persons").
Residence or business address: Nicole Garcia and Good Earth: 4040 NE 2nd Ave, Ste 348, Miami, Florida 33137.
Present principal occupation or employment: Good Earth is a Limited Liability Company organized under the laws of Nevada, and Nicole Garcia, is the Manager of Good Earth.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Nicole Garcia is a citizen of the U.S. Good Earth is a limited liability company organized under the laws of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Good Earth received the 63,421,535 shares of the Issuer's common stock as merger consideration (the "Merger Consideration Shares") as a result of the consummation of that certain business combination ("Business Combination") as disclosed in the Issuer's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 9, 2026. Good Earth was a stockholder of the target company and exchanged all of its shares in the target company for the Merger Consideration Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 63,421,535 shares of the Issuer's common stock, which are the Merger Consideration Shares, representing 10.69% of the issued and outstanding shares of the Issuer's common stock immediately following the consummation of the Business Combination.

Subject to the Lock-up Agreement (as defined below), the provisions of the Second Amended and Restated Certificate of Incorporation and the Issuer's insider trading policies, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common stock shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

The Reporting Persons from time to time intend to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common stock shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the common stock shares or otherwise, they may acquire common stock shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the common stock shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based on 593,349,852 common stock shares issued and outstanding as disclosed in the Issuer's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 9, 2026.

As of the date of this Schedule 13D, the Reporting Persons are the beneficial owners of 63,421,535 shares of the Issuer's common stock, representing approximately 10.69% of the issued and outstanding common stock of the Issuer. The 63,421,535 shares of the Issuer's common stock are directly beneficially owned by Good Earth 1000, LLC. Nicole Garcia may be deemed the beneficial owner of the shares held by Good Earth 1000, LLC, as Nicole Garcia, is the Manager of Good Earth, and Nicole Garcia has sole voting and dispositive power over the shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) immediately above.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Persons have not effectuated any transactions during the past 60 days in any common stock shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

Lock-up Agreement

In connection with the Business Combination, the Reporting Persons entered into with the Issuer that certain Equityholder Lock-up Agreement, dated January 5, 2026, by and among Welsbach Technology Metals Acquisition Corp. (now known as Evolution Metals & Technologies Corp.), Evolution Metals LLC, Welsbach Acquisition Holdings LLC, and Good Earth 1000, LLC ("Lock-Up Agreement"). Pursuant to the terms of the Lock-Up Agreement, the Reporting Persons agreed that, for a period ending seven days after the closing of the Business Combination, with regard to their common stock shares, they will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up Agreement, which is attached as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1 Joint Filing Agreement

10.1 Equityholder Lock-up Agreement, dated January 5, 2026, by and among Welsbach Technology Metals Acquisition Corp. (now known as Evolution Metals & Technologies Corp.), Evolution Metals LLC, Welsbach Acquisition Holdings LLC, and Good Earth 1000, LLC

## Signatures
- Good Earth 1000, LLC: /s/ Nicole Garcia, Manager (02/03/2026)
- Nicole Garcia: /s/ Nicole Garcia, Nicole Garcia (02/03/2026)